UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED

MANAGEMENT INVESTMENT COMPANY

INVESTMENT COMPANY ACT FILE NUMBER 811-07659

SEPARATE ACCOUNT NO. 49

OF

AXA EQUITABLE LIFE INSURANCE COMPANY

(EXACT NAME OF REGISTRANT)

c/o AXA EQUITABLE LIFE INSURANCE COMPANY

1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104

(PRINCIPAL EXECUTIVE OFFICES)

TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 554-1234

SHANE DALY

VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL

AXA EQUITABLE LIFE INSURANCE COMPANY

1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104

(NAME AND ADDRESS OF AGENT FOR SERVICE)

PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

DODIE KENT, ESQ.

SUTHERLAND ASBILL & BRENNAN LLP

1114 AVENUE OF THE AMERICAS

NEW YORK, NY 10036

redefining / standards®

Important opportunity concerning your AXA Equitable Accumulator Annuity

July 27, 2015

Acceptance must be received by October 30, 2015
Contract Anniversary Date: [Month/Day]
Contract Number: [#########]

Mr. S. Jones
123 Main Street
Apt. 1
Anytown, NY 12345

Dear Mr. Jones,

We are writing to you about an important opportunity concerning your Accumulator variable annuity contract. When you purchased your Accumulator variable annuity, you chose the guaranteed minimum death benefit (GMDB) with certain financial goals in mind. Today, your financial situation and priorities may have changed.

With this in mind, we are reaching out to you with an opportunity to increase your annuity account value so you can have access to more money now or increased income in the future. In return for accepting our offer, we will cancel your guaranteed minimum death benefit and your standard death benefit and you will no longer have to pay the annual charges for the guaranteed minimum death benefit.

Complete details of this offer are enclosed. To help you evaluate the offer, here are some details of your contract:

All figures are as of June 12, 2015.

Offer Amount – Estimated Increase to Your Annuity Account Value	**[$X,XXX,XXX.XX]**
Guaranteed Minimum Death Benefit (GMDB) Minimum value your beneficiaries would receive, regardless of market declines	[$X,XXX,XXX.XX]
Annual Charges You Paid for Your GMDB On your last contract anniversary	[$X,XXX,XXX.XX]
Annuity Account Value + Offer Amount	[$X,XXX,XXX.XX]

If you accept this offer, you would no longer pay annual charges for the guaranteed minimum death benefit, and your beneficiaries would receive the annuity account value as a death benefit with no minimum guarantee.

The guaranteed minimum death benefit is a valuable feature of your contract that you cannot reinstate once you accept our offer. Please review the enclosed information, and carefully consider the pros and cons of giving up this benefit. You should consider discussing this offer with your financial professional who can help you make an informed decision.

To accept our offer, simply complete the attached Acceptance Form and return it to us in the envelope provided or fax it to 816-701-4960. You may also accept our offer online by logging in at www.axa.com. (Click on "Guaranteed Benefit Offer Acceptance.") We must receive your properly completed form no later than October 30, 2015. If you do not wish to accept our offer, you don't have to do anything at all.

For more information or to discuss this opportunity, contact your financial professional, [NAME OF ORIGINATING ADVISOR/FIRM], at [CONTACT], or call us directly at **866-638-0550.**

Sincerely,

Todd Solash
Senior Vice President AXA Equitable, Retirement Savings

AXA Equitable Life Insurance Company
Retirement Service Solution
500 Plaza Drive, 6th Floor, Secaucus, NJ 07094

2015 GMDB Letter (06/15)
A 1XX

AXA Equitable Accumulator Guaranteed Minimum Death Benefit | Offer Summary Comparison

	Keep the GMDB	Accept the Offer to Increase Your Annuity Account Value and Cancel the GMDB and Standard Death Benefit
Guaranteed Minimum Death Benefit*	**Guaranteed: [$X,XXX,XXX.XX]** as of June 12, 2015	**None** Your beneficiary(ies) would have received the annuity account value of [$X,XXX,XXX.XX] as of June 12, 2015
Offer Amount – Estimated Increase to Your Annuity Account Value To be added to your account upon your acceptance	**None**	**[$X,XXX,XXX.XX]** **as of June 12, 2015** The exact amount added to your account will be determined on the date we receive your acceptance. For a more current estimate, call 866-638-0550 or log in to axa.com, and click on "Guaranteed Benefit Offer Acceptance."
Annual Charges You Paid for Your GMDB	**[$X,XXX,XXX.XX]** Amount you paid for your GMDB on your last contract anniversary date.	**None**

*Guaranteed Minimum Death Benefit determined by the greater amount of: A) a combination of your contributions and annual increases at the applicable roll up rate, adjusted for withdrawals OR B) the highest anniversary value up to the maximum age specified in your contract, adjusted for withdrawals.

To accept this offer, log on to www.axa.com and click "Guaranteed Benefit Offer Acceptance."
Or detach here, complete the form, and return it in the enclosed envelope or fax to 816-701-4960.

Acceptance Form

[Mr. S. Jones],
Contract Number [#########]
This form must be received by October 30, 2015

❑ **Yes.** I received advice from the financial professional named on my Account Statement.

❑ **I accept the offer to cancel my guaranteed minimum death benefit and standard death benefit and increase my annuity account value.**
By signing below I acknowledge and understand:

- The death benefit under my contract will be the annuity account value with no guaranteed minimum.
- The annual guaranteed minimum death benefit charge will no longer be deducted from my contract, and past charges will not be refunded.
- I cannot revoke my acceptance of this offer once my acceptance is processed.
- The exact amount of the increase to my annuity account value will be based on the date this properly completed form is received by your processing office.
- I acknowledge that this amount fluctuates daily.
- I can obtain a quote of the exact amount by calling 866-638-0550, and you will increase my annuity account value by that amount if I fax this properly completed form to 816-701-4960 before 4:00 PM ET on the same day.
- I have received a prospectus supplement for this offer.

Primary Contract Owner/Authorized Signer   Date

Joint Contract Owner/Authorized Signer   Date

Fax: 816-701-4960

Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York, NY and are co-distributed by AXA Advisors, LLC and AXA Distributors, LLC. AXA Equitable, AXA Distributors and AXA Advisors are affiliated companies and do not provide legal or tax advice. An investment in a variable annuity involves investment risk, including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59 ½ may be subject to an additional 10% federal income tax penalty. Withdrawals may also be subject to a contractual withdrawal charge. Guarantees are based on the claims-paying ability of the issuing insurance company.

redefining / standards®

Important opportunity concerning your AXA Equitable Accumulator Annuity

July 27, 2015

Mr. S. Jones
123 Main Street
Apt. 1
Anytown, NY 12345

Acceptance must be received by October 30, 2015
Contract Anniversary Date: [Month/Day]
Contract Number: [#########]

Dear Mr. Jones,

We are writing to you about an important opportunity concerning your Accumulator variable annuity contract. When you purchased your Accumulator variable annuity, you chose the guaranteed minimum death benefit (GMDB) and the earnings enhancement benefit (EEB) with certain financial goals in mind. Today, your financial situation and priorities may have changed.

With this in mind, we are reaching out to you with an opportunity to increase your annuity account value so you can have access to more money now or increased income in the future. In return for accepting our offer, we will cancel your guaranteed minimum death benefit, standard death benefit and earnings enhancement benefit – and you will no longer have to pay the annual charges for the guaranteed minimum death benefit and earnings enhancement benefit.

Complete details of this offer are enclosed. To help you evaluate the offer, here are some details of your contract:

All figures are as of June 12, 2015

Offer Amount – Estimated Increase to Your Annuity Account Value	**[$X,XXX,XXX.XX]**
Guaranteed Minimum Death Benefit (GMDB) Minimum value your beneficiaries would receive, regardless of market declines	[$X,XXX,XXX.XX]
Annual Charges You Paid for Your GMDB On your last contract anniversary	[$X,XXX,XXX.XX]
Earnings Enhancement Benefit (EEB)	[$X,XXX,XXX.XX]
Annual Charges You Paid for Your EEB On your last contract anniversary	[$X,XXX,XXX.XX]
Annuity Account Value + Offer Amount	[$X,XXX,XXX.XX]

If you accept this offer, you would no longer pay annual charges for the guaranteed minimum death benefit and earnings enhancement benefit, and your beneficiaries would receive the annuity account value as a death benefit with no minimum guarantee.

The guaranteed minimum death benefit and earnings enhancement benefit are valuable features of your contract that you cannot reinstate once you accept our offer. Please review the enclosed information, and carefully consider the pros and cons of giving up these benefits. You should consider discussing this offer with your financial professional who can help you make an informed decision.

To accept our offer, simply complete the attached Acceptance Form and return it to us in the envelope provided or fax it to 816-701-4960. You may also accept our offer online by logging in at www.axa.com. (Click on "Guaranteed Benefit Offer Acceptance.") We must receive your properly completed form no later than October 30, 2015. If you do not wish to accept our offer, you don't have to do anything at all.

For more information or to discuss this opportunity, contact your financial professional, [NAME OF ORIGINATING ADVISOR/FIRM], at [CONTACT], or call us directly at **866-638-0550.**

Sincerely,

Todd Solash
Senior Vice President AXA Equitable, Retirement Savings

AXA Equitable Life Insurance Company
Retirement Service Solution
500 Plaza Drive, 6th Floor, Secaucus, NJ 07094

2015 GMDB/EEB (06/15)

B 1XX

AXA Equitable Accumulator Guaranteed Minimum Death Benefit and Earnings Enhancement Benefit

Offer Summary Comparison

	Keep the GMDB and EEB	Accept the Offer to Increase Your Annuity Account Value and Cancel the GMDB, Standard Death Benefit and EEB
Guaranteed Minimum Death Benefit[1]	**Guaranteed: [$X,XXX,XXX.XX]** as of June 12, 2015	**None** Your beneficiary(ies) would have received the annuity account value of [$] as of June 12, 2015
Earnings Enhancement Benefit[2]	**[$X,XXX,XXX.XX]** as of June 12, 2015	
Offer Amount – Estimated Increase to Your Annuity Account Value To be added to your account upon your acceptance	**None**	**[$X,XXX,XXX.XX]** **as of June 12, 2015** The exact amount added to your account will be determined on the date we receive your acceptance. For a more current estimate, call 866-638-0550 or log in to axa.com, and click on "Guaranteed Benefit Offer Acceptance."
Annual Charges You Paid for Your GMDB	**[$X,XXX,XXX.XX]** Amount you paid for your GMDB on your last contract anniversary date	**None**
Annual Charges You Paid for Your EEB	**[$X,XXX,XXX.XX]** Amount you paid for your EEB on your last contract anniversary date	**None**

[1] The Guaranteed Minimum Death Benefit will be determined by the greater amount of: A) a combination of your contributions and annual increases at the applicable roll up rate, adjusted for withdrawals OR B) the highest anniversary value up to the maximum age specified in your contract, adjusted for withdrawals.

[2] The Earnings Enhancement Benefit will be 40%/25% of the greater of the account value or any applicable death benefit, decreased by total net contributions and withdrawals.

To accept this offer, log on to www.axa.com and click "Guaranteed Benefit Offer Acceptance." Or detach here, complete the form, and return it in the enclosed envelope of fax to 816-701-4960.

Acceptance Form

[Mr. S. Jones],
Contract Number [#########]
This form must be received by October 30, 2015

❑ **Yes.** I received advice from the financial professional named on my Account Statement.

❑ **I accept the offer to cancel my guaranteed minimum death benefit, standard death benefit and earnings enhancement benefit, and increase my annuity account value.**

By signing below I acknowledge and understand:

- The death benefit under my contract will be the annuity account value with no guaranteed minimum or enhanced earnings benefit.
- The annual guaranteed minimum death benefit and earnings enhancement benefit charges will no longer be deducted from my contract, and past charges will not be refunded.
- I cannot revoke my acceptance of this offer once my acceptance is processed.
- The exact amount of the increase to my annuity account value will be based on the date this properly completed form is received by your processing office.
- I acknowledge that this amount fluctuates daily.
- I can obtain a quote of the exact amount by calling 866-638-0550, and you will increase my annuity account value by that amount if I fax this properly completed form to 816-701-4960 before 4:00 PM ET on the same day.
- I have received a prospectus supplement for this offer.

Primary Contract Owner/Authorized Signer Date

Joint Contract Owner/Authorized Signer Date

Fax: 816-701-4960

Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York, NY and are co-distributed by AXA Advisors, LLC and AXA Distributors, LLC. AXA Equitable, AXA Distributors and AXA Advisors are affiliated companies and do not provide legal or tax advice. An investment in a variable annuity involves investment risk, including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59 ½ may be subject to an additional 10% federal income tax penalty. Withdrawals may also be subject to a contractual withdrawal charge. Guarantees are based on the claims-paying ability of the issuing insurance company.

Address Your Financial Priorities Today

We are offering to increase your annuity account value. In return, your guaranteed minimum death benefit (GMDB) and, if applicable, earnings enhancement benefit (EEB), also known as Protection Plus, would be terminated. The standard death benefit would no longer apply. A GMDB is a valuable feature which you chose when you purchased your AXA Equitable Accumulator variable annuity contract. You may have additionally elected an EEB. However, your priorities may have changed.

Whether this offer is valuable to you depends significantly on your individual situation. You must decide which is more important to you: a guaranteed death benefit or an increase to your annuity account value. Please read the enclosed prospectus supplement for important details on limitations and tax consequences.

For more information

• Consult your financial professional

• Call AXA Equitable from 9 am to 5 pm EST at 866-638-0550

• Review the letter and prospectus supplement

To accept our offer

• Act before the offer acceptance deadline of October 30, 2015

• Complete the detachable Acceptance Form included with the letter, and return it using the envelope provided or fax it to 816-701-4960

• If you have online access to your account, log in at www.us.axa.com and click “Guaranteed Benefit Offer Acceptance”

Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York, NY and variable annuities are co-distributed by AXA Advisors, LLC and AXA Distributors, LLC. AXA Equitable, AXA Distributors and AXA Advisors are affiliated companies and do not provide legal or tax advice. An investment in a variable annuity involves investment risk, including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59 ½ may be subject to an additional 10% federal income tax penalty. Withdrawals may also be subject to a contractual withdrawal charge. Guarantees are based on the claims-paying ability of the issuing insurance company.

Please consider the charges, risks, expenses, and investment objectives carefully before purchasing a variable annuity. For a prospectus containing this and other information, please contact a financial professional.

Read it carefully before you invest or send money.

An annuity is a long term financial product designed for retirement purposes. There are fees and charges associated with a variable annuity contract, which include, but are not limited to, operations charges, sales and withdrawal charges, administrative fees, and additional charges for optional benefits. Annuities contain certain restrictions and limitations. For costs and complete details contact a financial professional.

GE 103893 (7/2015)

2015 GMDB/EEB (06/15)

Times have changed.

Maybe your needs have, too.

Guaranteed Minimum

Death Benefit and

Earnings Enhancement

Benefit Offer

AXA Equitable Life Insurance Company (NY, NY)

A new choice for your variable annuity could help address today’s financial needs.

When you chose the guaranteed minimum death benefit (GMDB) for your AXA Equitable annuity, you ensured that your beneficiaries would receive a guaranteed minimum amount of money – independent of market declines.

You may have also chosen the earnings enhancement benefit (EEB), intended to increase the death benefit to your beneficiaries. That was then. This is now.

1. Know the facts

How the offer works

If you accept this offer, AXA Equitable will increase your annuity account value,1 which may provide more income for you during your lifetime. At the same time, we will terminate your GMDB and, if applicable, EEB and you will no longer be required to pay the annual charges for the GMDB and EEB.2 The standard death benefit will also no longer apply. Bear in mind, you may not accept this offer in part — you can only accept the offer in its entirety.

Without the GMDB, standard death benefit, and, if applicable, the EEB, your beneficiaries would receive your annuity account value, the amount of which is not certain and changes due to market fluctuations.

If you accept, we will: (1) compute the actual amount to be added to your contract; (2) add that amount to your contract in accordance with your allocation instructions on file; (3) terminate your benefit(s) and send you an endorsement to your contract confirming that no guaranteed death benefit applies under your contract; (4) stop future deductions of the GMDB charge (and EEB charge, if applicable).

You may choose to leave all or part of the money in your contract. If suitable you may also consider exchanging your contract for another annuity issued by an insurance company of your choice.

1 Exact amounts will vary by contract holder and day. The exact amount will depend on your account value and current market conditions when we determine the amount to be added to your annuity contract value. For the current offer amount, call 866-638-0550.

If you accept our offer, the actual offer amount will be determined and added on the business day we receive the properly completed acceptance form. If there are any policy transactions on the day we receive your form, the offer amount will be calculated and added on the next business day.

2 Past GMDB and EEB charges will not be refunded. Any additional charges associated with these features included in other contract charges may remain unchanged.

1

If your contract is subject to withdrawal charges, the withdrawal charges will remain unchanged and still apply as described in your contract. Please see the prospectus supplement for details.

Why are we making this offer

We believe this offer can be mutually beneficial. If you accept our offer, you would benefit because you would receive an increase in your contract’s account value and your GMDB and EEB charges would cease. We would gain a financial benefit because past market conditions and the ongoing low interest rate environment make continuing to provide the these benefits costly to us. Providing the lump sum payments will be less costly to us than the amounts we are currently setting aside to guarantee the benefits.

How we determine the offer amount

The offer amount is based on an actuarial calculation of the value of your GMDB and EEB benefits. The calculation takes into account:

• The owner/annuitant’s life expectancy

• The current and projected annuity account value

• The current and projected GMDB/EEB benefit

The offer amount will be the greater of the calculated actuarial value or two times the GMDB/EEB annual charge. The actuarial calculation and assumptions are based on large blocks of business. We do not consider any individual’s health, or their need of retirement income, in making this offer. Each of our customers must determine whether this offer makes sense to them individually.

Note: The offer amount generally will be less than the difference between the annuity account value and the projected GMDB value.

2. Consider the offer

You should carefully read all of the details of this offer to determine whether it makes sense for you. And, while no one but you can make the decision about what’s in your best interest, we strongly recommend that you discuss the offer with your financial and tax professionals. Some questions you may wish to consider include:

• Which is more important to you: receiving an increase to your annuity account value or maintaining your GMDB and EEB (if applicable)?

• How long do you intend to keep your contract?

2

• What is your current state of health?

• How important is it that you leave a minimum death benefit from this contract to your beneficiaries?

• What are the tax implications for you? The offer amount we would add to your annuity account value would be treated as contract earnings for tax purposes. Therefore, like other earnings, it will be taxed as ordinary income when withdrawn to the extent there is gain in your annuity (value in excess of your tax basis in your contract; for IRAs funded with pre-tax dollars, all withdrawals will be taxable).

3. Make your decision

The GMDB and EEB are valuable features of your contract, and you should not give these up without careful consideration – particularly because you cannot reinstate these features once you accept this offer. On the other hand, the GMDB and EEB provide no value until death, while the immediate increase to your account value available to you through this offer would give you potential for more income in the near term.

Please read all of the details of this offer to determine whether it makes sense for you. You should also discuss it with your financial and tax professionals to ensure you are fully informed about what’s best for you and your loved ones before you make a decision.

redefining / standards®

Important opportunity concerning your AXA Equitable Accumulator® Annuity

September 8, 2015

Acceptance must be received by October 30, 2015
Contract Anniversary Date: [Month/Day]
Contract Number: [#########]

[Contract Holder Name]
[123 Main Street]
[Anytown, NY 12345]

Dear [client name],

About two months ago, we notified you of our offer to increase your Accumulator variable annuity account value in exchange for your agreement to terminate your guaranteed minimum death benefit (GMDB) and earnings enhancement benefit (EEB). The standard death benefit would no longer apply. Additionally, you would not have pay the annual charges associated with the GMDB and EEB, and your beneficiaries would receive the annuity account value as a death benefit with no minimum guarantee.

We are reaching out to you now to remind you that this offer is still **available until October 30, 2015**. As you evaluate the offer, consider the important details below. Full details are provided on the attached Offer Summary Comparison table.

All figures are as of August 11, 2015.

Offer Amount – Estimated Increase to Your Annuity Account Value	**[$X,XXX,XXX.XX]**
Guaranteed Minimum Death Benefit (GMDB) Minimum value your beneficiaries would receive, regardless of market declines	[$X,XXX,XXX.XX]
Annual Charges You Paid for Your GMDB On your last contract anniversary	[$X,XXX,XXX.XX]
Earnings Enhancement Benefit (EEB)	[$X,XXX,XXX.XX]
Annual Charges You Paid for Your EEB On your last contract anniversary	[$X,XXX,XXX.XX]
Annuity Account Value + Offer Amount	[$X,XXX,XXX.XX]

When you initially purchased your variable annuity, you chose to include these benefits with certain financial goals in mind. For some, financial circumstances and priorities may have changed. We encourage you to review the enclosed information, and carefully consider the pros and cons of giving up these benefits. The guaranteed minimum death benefit and earnings enhancement benefit are valuable features of your contract that you cannot reinstate once you accept our offer.

If you wish to accept the offer, simply complete the attached Acceptance Form and return it in the envelope provided, or fax it to 816-701-4960. You can also accept online by logging in at www.us.axa.com. (Click on "Guaranteed Benefit Offer Acceptance.") We must receive your completed form no later than October 30, 2015. **If you do not wish to accept our offer,** you don't have to do anything at all.

To make an informed decision about whether this offer is right for you, you should consider discussing this offer with your financial professional, [AGENT NAME][, FIRM],[at AGENT PHONE NUMBER]. If you have any questions about the offer, including the current offer amount, call us at 866-638-0550, or log in to your account at www.us.axa.com.

Sincerely,

Todd Solash
Managing Director AXA Equitable, Retirement Savings

AXA Equitable Life Insurance Company
Retirement Service Solution
500 Plaza Drive, 6th Floor, Secaucus, NJ 07094

2015 GMDB/EEB (06/15)

B 6

AXA Equitable Accumulator® Guaranteed Minimum Death Benefit and Earnings Enhancement Benefit

Offer Summary Comparison

	Keep the GMDB and EEB	Accept the Offer to Increase Your Annuity Account Value and Cancel the GMDB and EEB
Guaranteed Minimum Death Benefit[1]	**Guaranteed: [$X,XXX,XXX.XX]** as of August 11, 2015	**None** Your beneficiary(ies) would have received the annuity account value of [$] as of August 11, 2015
Earnings Enhancement Benefit[2]	**[$X,XXX,XXX.XX]** as of August 11, 2015	
Offer Amount – Estimated Increase to Your Annuity Account Value To be added to your account upon your acceptance	**None**	**[$X,XXX,XXX.XX]** **as of August 11, 2015** The exact amount added to your account will be determined on the date we receive your acceptance. For a more current estimate, call 866-638-0550 or log in to axa.com, and click on "Guaranteed Benefit Offer Acceptance."
Annual Charges You Paid for Your GMDB	**[$X,XXX,XXX.XX]** Amount you paid for your GMDB on your last contract anniversary date	**None**
Annual Charges You Paid for Your EEB	**[$X,XXX,XXX.XX]** Amount you paid for your EEB on your last contract anniversary date	**None**

[1] The Guaranteed Minimum Death Benefit will be determined by the greater amount of: A) a combination of your contributions and annual increases at the applicable roll up rate, adjusted for withdrawals OR B) the highest anniversary value up to the maximum age specified in your contract, adjusted for withdrawals.
[2] The Earnings Enhancement Benefit will be 40%/25% of the greater of the account value or any applicable death benefit, decreased by total net contributions and withdrawals.

To accept this offer, log on to www.axa.com and click "Guaranteed Benefit Offer Acceptance."
Or detach here, complete the form, and return it in the enclosed envelope of fax to 816-701-4960.

Acceptance Form

[Contract Holder Name]
Contract Number [#########]
This form must be received by October 30, 2015

❑ **I accept the offer to cancel my guaranteed minimum death benefit and earnings enhancement benefit, and increase my annuity account value, and I understand the standard death benefit will no longer apply.**
By signing below I acknowledge and understand:

- The death benefit under my contract will be the annuity account value with no guaranteed minimum or enhanced earnings benefit.
- The annual guaranteed minimum death benefit and earnings enhancement benefit charges will no longer be deducted from my contract, and past charges will not be refunded.
- I cannot revoke my acceptance of this offer once my acceptance is processed.
- The exact amount of the increase to my annuity account value will be based on the date this properly completed form is received by your processing office.
- I acknowledge that this amount fluctuates daily.
- I can obtain a quote of the exact amount by calling 866-638-0550, and you will increase my annuity account value by that amount if I fax this properly completed form to 816-701-4960 before 4:00 PM ET on the same day.
- I have received a prospectus supplement for this offer.

Primary Contract Owner/Authorized Signer   Date

Joint Contract Owner/Authorized Signer   Date

Fax: 816-701-4960

Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York, NY and are co-distributed by AXA Advisors, LLC and AXA Distributors, LLC. AXA Equitable, AXA Distributors and AXA Advisors are affiliated companies and do not provide legal or tax advice. An investment in a variable annuity involves investment risk, including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59 ½ may be subject to an additional 10% federal income tax penalty. Withdrawals may also be subject to a contractual withdrawal charge. Guarantees are based on the claims-paying ability of the issuing insurance company.

Deadline Approaching for

AXA Equitable Variable Annuity Offer .

October 13, 2015 Offer Expires on: October 30, 2015

Contract Number: [#########]

[Contract Holder Name]

123 Main Street

Anytown, NY 12345

Dear [client name],

We are writing to remind you that the deadline is October 30, 2015 for our offer to increase your Accumulator variable annuity account value in exchange for your agreement to terminate your guaranteed minimum death benefit (GMDB) and earnings enhancement benefit (EEB). The standard death benefit would no longer apply. Additionally, you would not have pay the annual charges associated with the GMDB and EEB, and your beneficiaries would receive the annuity account value as a death benefit with no minimum guarantee.

When you initially purchased your variable annuity, you chose to include these benefits with certain financial goals in mind. For some, financial circumstances and priorities may have changed.

We encourage you to carefully consider the pros and cons of giving up these benefits. The guaranteed minimum death benefit and earnings enhancement benefit are valuable features of your contract that you cannot reinstate once you accept our offer.

If you wish to accept the offer, simply complete the attached Acceptance Form and return it in the envelope provided, or fax it to 816-701-4960. You can also accept online by logging in at www.us.axa.

com. (Click on “Guaranteed Benefit Offer Acceptance.”) We must receive your completed form no later than October 30, 2015. If you do not wish to accept our offer, you don’t have to do anything at all.

To make an informed decision about whether this offer is right for you, you should consider discussing this offer with your financial professional, [AGENT NAME][, FIRM],[ at AGENT PHONE

NUMBER]. If you have any questions about the offer, including the current offer amount, call us at

866-638-0550, or log in to your account at www.us.axa.com.

Sincerely,

Todd Solash

Managing Director AXA Equitable, Retirement Savings

AXA Equitable Life Insurance Company

Retirement Service Solution

500 Plaza Drive, 6TH Floor, Secaucus, NJ 07094

C 2 To accept this offer, log on to www.us.axa.com and click “Guaranteed Benefit Offer Acceptance.”

Or detach here, complete the form, and return it in the enclosed envelope or fax to 816-701-4960.

Acceptance Form Mr. S. Jones, Contract Number [#########] Fax: 816-701-4960

This form must be received by October 30, 2015

q I accept the offer to cancel my guaranteed minimum death benefit and earnings enhancement benefit, and increase my annuity account value, and I understand the standard death benefit will no longer apply.

By signing below I acknowledge and understand: q Yes. I received advice from my financial professional.

• The death benefit under my contract will be the annuity account value with no guaranteed minimum or enhanced earnings benefit.

• The annual guaranteed minimum death benefit and earnings enhancement benefit charges will no longer be deducted from my contract, and past charges will not be refunded.

• I cannot revoke my acceptance of this offer once my acceptance is processed.

• The exact amount of the increase to my annuity account value will be based on the date this properly completed form is received by your processing office. Primary Contract Owner/Authorized Signer Date

• I acknowledge that this amount fluctuates daily.

• I can obtain a quote of the exact amount by calling 866-638-0550, and you will increase my annuity account value by that amount if I fax this properly completed form to 816-701-4960 before 4:00 PM ET on the same day.

• I have received a prospectus supplement for this offer. Joint Contract Owner/Authorized Signer Date

Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York, NY and are co-distributed by AXA Advisors, LLC and AXA Distributors, LLC. AXA Equitable, AXA Distributors and AXA Advisors are affiliated companies and do not provide legal or tax advice. An investment in a variable annuity involves investment risk, including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59 ½ may be subject to an additional 10% federal income tax penalty. Withdrawals may also be subject to a contractual withdrawal charge. Guarantees are based on the claims-paying ability of the issuing insurance company.